SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 20, 2001

SCOTIA PACIFIC COMPANY LLC

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-63825

(Commission File Number)

68-0414690

(I.R.S. Employer Identification Number)

P.O. Box 712	**95565**
125 Main Street, 2nd Floor	(Zip Code)
Scotia, California	
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(707) 764-2330**

Item 9. Regulation FD Disclosure

In accordance with General Instruction B.2 of Form 8-K, the following information shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Attached hereto as Exhibit 99.1 is a certificate for the period ending December 20, 2001, related to the registrant's $867.2 million original aggregate principal amount of 6.55% Series B Class A-1 Timber Collateralized Notes, 7.11% Series B Class A-2 Timber Collateralized Notes and 7.71% Series B Class A-3 Timber Collateralized Notes due July 20, 2028 (the "Timber Notes"). This certificate has been or will be delivered by the registrant to certain holders of the Timber Notes and to other securities professionals.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SCOTIA PACIFIC COMPANY LLC
(Registrant)


Date: December 20, 2001   By: /s/ Timothy J. Neumann
                                             Timothy J. Neumann
                                             Assistant Secretary

Scotia Pacific Company LLC
Timber Collateralized Notes due 2028

Monthly Noteholder Certificate

Terms used but not defined herein have the meanings set forth in the Indenture governing the Timber Notes. This Monthly Noteholder Certificate is delivered pursuant to Section 4.6 of the Indenture.

I.   The following summarizes the Collection Account Disbursement on December 20, 2001 pursuant to the Indenture:

		Total
A.	**Payment of Expenses**	
1.	Amount Transferred to Expense Reserve	$519,772.04
2.	Payment of Trustee's, Collateral Agent's and Liquidity Providers' Expenses	$0.00
B.	**Line of Credit or Liquidity Account**	
3.	Payment of interest and principal on Advances under Line of Credit Agreement	$0.00
4.	Transfer from Liquidity Account to Collection Account	$0.00
5.	Required Liquidity Amount as of close of business on December 20, 2001	$60,896,854.66
6.	Amount on deposit in the Liquidity Account as of close of business on December 20, 2001	$0.00
7.	Amount available under Line of Credit Agreement as of close of business on December 20, 2001	$60,896,854.66
8.	Amount of outstanding Advances under Line of Credit Agreement as of close of business on December 20, 2001	($0.00)

C. **Transfers to Payment Account, Liquidity Account or Expense Reserve**

9.   Transfer to Payment Account Re: Monthly Deposit Amount [1] $0.00

10.   Targeted Monthly Deposit Amount multiplied by Reinvestment Factor less, to the extent applicable, the Premium Provision Refundable Amount $0.00

11.   Shortfall, if any, in the Monthly Deposit Amount (No. (10) - (9)) $0.00

12.   Transfer to Payment Account Re: Payments of interest and principal under Line of Credit Agreement following a Termination Advance [1] $0.00

13.   Transfer to Liquidity Account (following a Termination Advance under Line of Credit Agreement) $0.00

14.   Transfer to Payment Account Re: Premium Provision [1] $0.00

15.   Additional transfer to Expense Reserve $0.00

16.   Transfer to Payment Account re: excess of Base Monthly Deposit Amount over Targeted Monthly Deposit Amount $5,651,402.46

17.   Additional Transfers to Payment Account [2] $0.00

D. **Additional Payments to Liquidity Providers**

18.   Payments of Additional Liquidity Provider Fees and/or Supplemental Liquidity Provider Interest to Liquidity Providers $0.00

---

[1]   Amounts in Nos. (9), (12), (14) and (16) are the lesser of the amount computed pursuant to the relevant formula or agreement and available cash. In the case of No. (9), any shortfall is set forth in No. (11). In the case of Nos. (12), (14), and (16) the amount of the shortfall was $0.00, $0.00 and $4,363,447.79, respectively.

[2]   Consists of voluntary transfer of $0.00.

		Total

E.   **Scheduled Amortization Reserve Account**

19.   Transfer to Scheduled Amortization Reserve Account $0.00

20.   Required Scheduled Amortization Reserve Balance as of close of business on December 20, 2001 $154,890,000.00

21.   Amount on deposit in the Scheduled Amortization Reserve Account as of close of business on December 20, 2001 $154,852,930.80

22.   Amount available under Scheduled Amortization Line of Credit Agreement as of close of business on December 20, 2001 $0.00

23.   Amount of outstanding Scheduled Amortization Advances under Scheduled Line of Credit Agreement on December 20, 2001 $0.00

F.   **Transfer to Issuer**

24.   Release to Issuer $0.00

II.   Principal Balance of Timber Notes and Certain Additional Data With Respect to Amounts on Deposit in the Payment Account as of the close of business on the Monthly Deposit Date

		Total	Per $1,000 of original principal amount
A.	**Principal Balance**		
1.	Principal Balance of Timber Notes		
	Class A-1 Timber Notes	$120,323,723.00	$748.75
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00
	Total Principal Balance of Timber Notes	$826,871,723.00	N/A
2.	Principal Balance if Timber Notes were paid in accordance with Scheduled Amortization		
	Class A-1 Timber Notes	$120,323,723.00	$748.75
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00
	Total Principal Balance if Timber Notes were paid in accordance with Scheduled Amortization	$826,871,723.00	N/A
3.	Amount of Amortization, if any, ahead of (or behind) Scheduled Amortization (No. (1) - (2), or (2) - (1)) for each Class of Timber Notes		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
	Total Amount of Amortization, if any, ahead of (or behind) Scheduled Amortization	$0.00	N/A

B.   Certain Additional Data with Respect to Amounts on Deposit in the Payment Account

Investors should note that funds are applied from the Payment Account at six month intervals, on each Note Payment Date. The following data reflects certain information with respect to amounts on deposit in the Payment Account as of the close of business on the Monthly

	Total	Per $1,000 of original principal amount

Deposit Date to which this Monthly Noteholder Certificate relates. Actual allocations of amounts in the Payment Account to principal, interest and premium will be made only on the next Note Payment Date. Accordingly, the following data does not necessarily represent, nor is it intended to represent, the actual allocations to principal, interest and premium, or the actual amounts which will be paid, on the next Note Payment Date.

INVESTORS SHOULD ALSO NOTE THAT THE FOLLOWING DATA IS NOT INTENDED TO REFLECT, AND DOES NOT REFLECT, THE PRIORITY OF PAYMENTS ON THE NEXT NOTE PAYMENT DATE. THE PRIORITY OF PAYMENTS ON THE NEXT NOTE PAYMENT DATE IS EXPECTED TO BE AS FOLLOWS:[3] (I) INTEREST (EXCLUDING INTEREST ON PREMIUMS) ON THE TIMBER NOTES, (II) MINIMUM PRINCIPAL AMORTIZATION AMOUNT ON THE CLASS A-1 TIMBER NOTES, (III) DEPLETION AMORTIZATION AMOUNT TO BE PAID ON THE CLASS A-1 TIMBER NOTES, (IV) INTEREST ON PREMIUMS, (V) PREPAYMENT PREMIUMS AND/OR DEFICIENCY PREMIUMS AND (VI) SCHEDULED AMORTIZATION AMOUNT TO BE PAID ON THE CLASS A-1 TIMBER NOTES. TO THE EXTENT THAT THE FUNDS AVAILABLE IN THE PAYMENT ACCOUNT ARE INSUFFICIENT TO PAY IN FULL THE SCHEDULED AMORTIZATION AMOUNT ON THE NEXT NOTE PAYMENT DATE, THE REMAINDER OF SUCH SCHEDULED AMORTIZATION AMOUNT IS EXPECTED TO BE PAID FROM THE SCHEDULED AMORTIZATION RESERVE ACCOUNT.

---

[3] If a Line of Credit Acceleration has occurred or an Acceleration Event under the Line of Credit exists on the Note Payment Date, all amounts owing to the Liquidity Providers (other than any Additional Liquidity Provider Fees and any Supplemental Liquidity Provider Interest) must be paid in full from the Payment Account before any other amounts may be paid from the Payment Account. In addition, if there has been a Termination Advance under a Line of Credit that has not been replaced, accrued interest and certain principal payments in respect of outstanding Advances under

(...continued)

		Total	Per $1,000 of original principal amount
4.	Payment Account Balance	$35,340,552.21	N/A
5.	Accrued Interest (excluding interest on Premiums) to Monthly Deposit Date		
	Class A-1 Timber Notes	$3,283,834.94	$20.43
	Class A-2 Timber Notes	$7,204,800.00	$29.63
	Class A-3 Timber Notes	$14,885,054.50	$32.13
6.	Accrued Interest on Premium to Monthly Deposit Date		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
7.	Accrued Prepayment and/or Deficiency Premiums to Monthly Deposit Date	$0.00	N/A
	The accrued Premiums, if any, consist of the following:		
	Non-Registration Premiums:		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
8.	Amount Deposited to Payment Account since last Note Payment Date in respect of Prepayment Premium Provision less any Prepayment Provision Refundable Amounts since last Note Payment Date	$0.00	N/A

---

[3]   the Line of Credit will be paid from the Payment Account. No circumstance currently exists which would require any payments to the Liquidity Providers from the Payment Account, and the Issuer does not believe that such circumstances will exist, on the next Note Payment Date. Accordingly, the following information under this Section B is prepared on the assumption that no such circumstance will exist on the next Note Payment Date.

		Total	Per $1,000 of original principal amount
9.	Excess of Payment Account Balance over total of amounts in Nos. (5) through (8) (or Deficiency)	$9,966,862.77	N/A
10.	Aggregate Minimum Principal Amortization Amount for next Note Payment Date	$0.00	N/A
11.	Excess of Payment Account Balance over total of amounts in Nos. (5) through (8) and (10) (or Deficiency)	$9,966,862.77	N/A
12.	Aggregate Scheduled Amortization Amount expected to be paid on the next Note Payment Date from the Payment Account and/or the Scheduled Amortization Reserve Account	$13,448,332.00	N/A

III.   Prevailing SBE Price Data for the Monthly Period preceding the Monthly Deposit Date

Old Growth Redwood	$ 569 / Mbf
Young Growth Redwood	$ 569 / Mbf
Old Growth Douglas Fir	$ 269 / Mbf
Young Growth Douglas Fir	$ 269 / Mbf
Whitewoods	$ 119 / Mbf

Note: Assumes an average size-quality category of 2.0 and the following harvest method percentages: Cat - 35%; Short-span skyline - 55%; Long-span skyline - 5%; and Helicopter - 5%